UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

69036R 103

(CUSIP Number)

James A. McRobbie
CF Partners Capital Management LLP
80 Hammersmith Road, 4th Floor
London, United Kingdom
W14 8UD
+44 20 7348 3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 103	SCHEDULE 13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS CF Partners Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF / OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,703,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,703,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)
Calculated based on 88,524,963 shares of Class A common stock, $0.01 par value, of Overseas Shipholding Group, Inc., outstanding as of November 6, 2018, comprised of 84,587,414 shares of Class A common stock outstanding and penny warrants exercisable into 3,937,549 shares of Class A common stock, as reported in Overseas Shipholding Group, Inc.’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

ITEM 1.          SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 302 Knights Run Avenue, Tampa, Florida, 33602.

As of November 19, 2018, the Reporting Person (as defined below) beneficially owned an aggregate of 6,703,405 shares of Common Stock, representing approximately 7.6% of the issued and outstanding shares of Common Stock of the Issuer.

ITEM 2.          IDENTITY AND BACKGROUND

(a)          This Statement is being filed by CF Partners Capital Management, LLP, a limited liability partnership organized under the laws of England and Wales (the “Reporting Person”).

(b)(c)(f)          This Statement relates to Common Stock held for the accounts of CFP Opportunity Master Fund, an Irish unit trust (the “Fund”) and other controlled investment accounts of the Reporting Person (the “Controlled Accounts”). The Reporting Person is a registered investment adviser under the Investment Advisers Act of 1940, as amended and the investment manager of the Fund and the Controlled Accounts and, in such capacity, exercises voting and investment power over the shares held for the accounts of the Fund and the accounts of other investors in the Fund, including the Controlled Accounts. The Reporting Person exercises this voting and investment power through its portfolio manager, Elvis Pellumbi (“Mr. Pellumbi”), who disclaims beneficial ownership of the Common Stock held by the Fund and the Controlled Accounts.

The principal business of the Reporting Person is to serve as investment manager to a number of private investment funds (including the Fund) and to make investment decisions on behalf of such entities.

The members and executive officers of the Reporting Person are as follows:

Name	Title	Citizenship
Mr. Thomas Erik Rassmuson	Member	Swedish
Mr. Jonathan Navon	Designated Member	British
Dabro Investments Limited	Designated Member	Maltese
Northern Light Capital Limited	Designated Member	Maltese
CF Partners Services (UK) Limited	Designated Member	English
Mr. Elvis Pellumbi	Designated Member; Portfolio Manager / Chief Investment Officer	British
Mr. James Alex McRobbie	Chief Compliance Officer	British
Mr. Rajal Patel	Head of Operations	British

The address of the principal business office of the Reporting Person, and each of the members and executive officers of the Reporting Person, is 80 Hammersmith Road, 4th Floor, London, United Kingdom W14 8UD.

(d), (e)           During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person advises the Fund’s account and the Controlled Accounts, which acquired the shares of Common Stock of the Issuer. In the sixty (60) days prior to the date of this Statement, the Reporting Person beneficially acquired for the Fund’s account and the Controlled Accounts an aggregate of 4,147,967 shares of Common Stock of the Issuer for total consideration of $10,142,523. The source of funding for such transactions was derived from capital contributed by funds advised by the Reporting Person.

Exhibit 99.1, which is incorporated by reference into this Item 3 as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty (60) days by the Reporting Person for the benefit of the Fund and the Controlled Accounts.  Except as set forth in Exhibit 99.1 attached hereto, within the last sixty (60) days, no reportable transactions were effected by the Reporting Person.

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Person believes that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Person has engaged and intends to continue to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, management, capitalization or strategic plans of the Issuer.  The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Person, concentration of positions in the portfolios and accounts managed by the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The disclosures in Item 6 are herein incorporated by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a), (b)           Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018, the shares of Common Stock deemed to be beneficially owned by the Fund constitute approximately 1.4% of the issued and outstanding shares of Common Stock of the Issuer, and the shares of Common Stock deemed to be indirectly beneficially owned by the Controlled Accounts constitute approximately 6.2% of the issued and outstanding shares of Common Stock of the Issuer.  The Reporting Person, pursuant to its authority as the investment manager of the Fund and the Controlled Accounts, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock of the Issuer held by the Fund and the Controlled Accounts.  The Reporting Person exercises this voting and investment power through its portfolio manager, Mr. Pellumbi, who disclaims beneficial ownership of the shares of Common Stock held by the Fund and the Controlled Accounts.

As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer covered in this Statement.

(c)          Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty (60) days by the Reporting Person for the benefit of the Fund and the Controlled Accounts. Except as set forth in Exhibit 99.1 attached hereto, within the last sixty (60) days, no reportable transactions were effected by the Reporting Person.

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In addition to the relationships of the Reporting Person described in Items 2 and 5 above, the Reporting Person is the investment manager of the Fund, pursuant to the terms of an investment management agreement and is the investment manager of the Controlled Accounts pursuant to the terms of investment management agreements with the investor of each of those accounts.  Pursuant to these agreements and relationships, the Reporting Person has discretionary investment management authority with respect to the assets of the Fund and the Controlled Accounts, respectively.  Such authority includes the power of the Reporting Person to vote and otherwise dispose of securities purchased by the Fund and the Controlled Accounts.  The number of outstanding shares of Common Stock of the Issuer held by the Fund is 1,181,711, and the number of outstanding shares of Common Stock held by the Controlled Accounts, in the aggregate, is 5,521,694.

Except as described herein, the Reporting Person does not or, to the knowledge of the Reporting Person, none of the other persons identified in Item 2 above does not, have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Trading Data of the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2018

CF Partners Capital Management LLP

By:	/s/ James A. McRobbie
	Name:	James A. McRobbie
	Title:	Chief Compliance Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Trading Data of the Reporting Person.